Exhibit 12.1

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Earnings:
Income (loss) before income taxes	$(2,684,454)	$(58,566)	$(2,757,005)	$5,249
Adjustments:
Fixed charges	53,685	38,726	108,086	56,058
Income (loss) from equity investees	515	(61)	811	525
Amortization of capitalized interest	74	27	104	52
Capitalized interest	(149)	(1)	(1,178)	(118)
	$(2,630,329)	$(19,875)	$(2,649,182)	$61,766

Fixed Charges:
Interest expense	$46,534	$29,968	$91,968	$45,578
Loss on early extinguishment of debt	—	4,556	—	4,556
Portion of rental expense representative of interest	7,002	4,201	14,940	5,806
Capitalized interest	149	1	1,178	118
	$53,685	$38,726	$108,086	$56,058

Ratio of earnings to fixed charges	N/A(1)	N/A(1)	N/A(1)	1.10

(1)
The ratio of earnings to fixed charges was less than one-to-one for the three months ended June 30, 2012 and June 30, 2011, and for the six months ended June 30, 2012. Additional earnings of $2.7 billion, $58.5 million and $2.8 billion respectively would be needed to have a one-to-one ratio of earnings to fixed charges.